FEBRUARY 21, 2013
iPrefs:
Unlocking Value
Think
Different
GREENLIGHT
This presentation was created by Greenlight Capital, Inc. The opinions and projections within this presentation are not those of Apple Inc., and have not been authorized, sponsored, or otherwise approved by Apple Inc.





Good afternoon everyone. I want to thank you for joining us on short notice to let us tell you a bit about our thoughts on Apple and how to unlock significant shareholder value.

I am going to go through a detailed PowerPoint presentation.

If you're on the call and not the webcast, I recommend you sign onto the webcast right now so you can follow along. You can find a link to it from our website at www.greenlightcapital.com.

Disclaimer

THESE MATERIALS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY INTERESTS IN ANY FUND MANAGED BY GREENLIGHT OR ANY OF ITS AFFILIATES. SUCH AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY INTERESTS MAY ONLY BE MADE PURSUANT TO DEFINITIVE SUBSCRIPTION DOCUMENTS BETWEEN A FUND AND AN INVESTOR.

The information contained herein reflects the opinions and projections of Greenlight Capital, Inc.® and its affiliates (collectively "Greenlight") as of the date of publication, which is subject to change without notice at any time subsequent to the date of issue, and serves as a limited supplement to a verbal presentation. Greenlight is not seeking a proxy in connection with Apple's 2013 annual meeting of stockholders. Greenlight is an independent company, and its opinions and projections within this presentation are not those of Apple, Inc., and have not been authorized, sponsored, or otherwise approved by Apple Inc. Greenlight does not represent that any opinion or projection will be realized. In particular, the information contained herein relating to the impact of the issuance of iPref securities described herein reflects the opinion and projections of Greenlight, and there can be no assurance as to the price of Apple securities in the future. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented. All information provided in this presentation is for informational purposes only and should not be deemed as investment advice or a recommendation to purchase or sell any specific security. Greenlight has an economic interest in the price movement of the securities discussed in this presentation, but Greenlight's economic interest is subject to change without notice. Apple®, the Apple logo®, iTunes®, and Think different® are registered trademarks of Apple Inc. GREENLIGHT® and GREENLIGHT CAPITAL, INC. with the star logo are registered trademarks of Greenlight Capital, Inc. or affiliated companies in the United States, European Union and other countries worldwide. All other trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use. This presentation may not be reproduced without prior written permission from Greenlight.

The information contained within the body of this presentation is supplemented by endnotes which identify Greenlight's sources, assumptions, estimates, and calculations. This information contained herein should be reviewed in conjunction with the endnotes.

This is our legal disclaimer. I want to stress that this presentation is Greenlight's work and opinions, and it has not been endorsed in any way by Apple.

" The perpetual obstacle to human
advancement is custom. "

- John Stuart Mill

In the tech space, Apple is the leader in innovation. They are bold, original thinkers with genuine insight into what consumers want, long before consumers even know they want it. Over the years they've done very well by exploring new ideas and locking in on what works across their areas of expertise.

They've done so well, they've ended up with a stockpile of cash that exceeds the market capitalization of all but 17 companies in the S&P 500. But the size of Apple's rainy day fund reveals a basic flaw in Apple's capital allocation. Apple and its shareholders would like a solution, and we are offering one.

We aren't here to offer any thoughts on their strategic plans to operate their business – they are the experts on that. We don't know what their plans are, and we don't need to know. The beauty of our idea is that it lets them run their business no matter what those plans are.

There has been a lot of discussion around our idea that Apple should distribute perpetual preferred stock. Many have asked, "Why don't they just increase the dividend or buyback shares? This sounds 'too complicated' "

It's not complicated, it's merely unfamiliar. It is also simple and innovative.

We're going to start with how conventional thinking has led Apple and other large tech companies into having such bloated balance sheets. We'll talk about the usual solutions, and why they don't align well with Apple's priorities. Then we're going to walk you step by step through our idea.

We want to thank you all for joining us today. Our solution is not customary, but we think you will agree that we are presenting the best solution for unlocking the most value for Apple shareholders without impinging in any way on Apple's business plan.



Let's see how Apple found itself in this exceedingly fortunate position.

In most sectors, companies run with debt, and issue equity currency as needed for growth or acquisitions.

Technology companies have operated differently – particularly some of the largest, most successful companies. They have accumulated enormous amounts of cash that sit idle on their balance sheets for years on end.

Tech Management Conventional Wisdom: We Need Cash



"Strategic Options" War Chest



"Rainy Day" Fund

5

There are several common themes that explain the tech industry's cash hoarding. Part of it is that companies view their self-importance by the size of their bank accounts. They like to know that they can make small, medium and large acquisitions.

But it is also widely understood that when tech companies get into trouble, Wall Street won't be there with fresh capital. Many companies that held industry-leading positions at one point over the last few decades ultimately lost their market position, ran out of money, and went bankrupt.

In tech, where product innovation happens at light speed, and consumer desires shift just as quickly, profits can turn to losses faster than you might think.

Much of Silicon Valley has learned the lesson: If Wall Street can't be counted on, the key to survival is a rainy day fund that will get you through tough times.



Tech Management Conventional Wisdom:
No Value in Buybacks or Dividends

Dell Buybacks and Valuation Metrics

Another bit of Silicon Valley lore is that there is no reward for distributing cash. Executives will routinely cite studies and examples of where buybacks destroyed value and dividends were not rewarded.

The value of buybacks depends on the value of the stock. Historically, some of the most aggressive stock repurchasers have been over-valued companies with managements working to kite already high stock prices.

Back when Dell's P/E ratio was in the stratosphere, much of its free cash flow went into share repurchases.

Conversely, when Dell's shares have traded at reasonable values, Dell has allowed cash to pile onto its balance sheet.


Tech Management Conventional Wisdom:
Dividends Hurt Our Image
We've run out of other ideas, let's do a dividend. That'll raise the stock price!
Steve Ballmer
Greenlight Capital, Inc.®
7

Further, there is a fear that dividends signal poor growth prospects or the end of innovation. Microsoft is apparently the poster child for this argument.

Over the last few years Microsoft has shown that one-time dividends, ongoing dividends, and share repurchases aren't by themselves good enough to drive value in the face of a deteriorating competitive position.



Where is the Cash?
Here, There and Everywhere

- Cash earned overseas is taxed at lower rates

- Leaving cash abroad lowers effective tax rates

- Lower effective tax rates increase reported earnings

Tech companies use tax strategies available under current laws that maximize 'offshoring.' They earn their money in jurisdictions with more favorable tax rates than the U.S. As long as they don't bring it back to the U.S., they pay only the lower tax rate.

I guess what's earned in Ireland stays in Ireland.

The lower rate allows for higher reported earnings.


Where is the Cash?
Earn Global, Spend Local
Domestic cash
– Funds operations
– Pays cash distributions
Overseas cash
– Accumulates faster
– Considered "too expensive" for dividends or buybacks
– Risk of premature repatriation
– Stranded cash
Greenlight Capital, Inc.®
9

Occasionally, a U.S. company finds a foreign acquisition where it can deploy some offshore cash, but in general overseas earnings remain overseas.

In contrast, companies have complete access to their domestic cash. So this generally gets used, while the foreign cash accumulates.

In 2004 the U.S. had a one-time tax holiday where companies were able to repatriate their trapped cash by paying approximately 5% in taxes. And many did.

Many companies figure that if it happened before, it might happen again. Now they are waiting around for the next tax holiday. 'Waiting around' isn't exactly right. We mean they are lobbying Congress aggressively.

Maybe they are upset that the tax rate on repatriation seems too high, or maybe they think that by building up obscene amounts of cash, Washington will accommodate them.

The anticipation of a tax repatriation holiday allows companies to tell their shareholders that bringing the cash back too soon would be a 'waste of shareholder money.'

In reality, no CFO wants to risk bringing cash back to the U.S. this year, only to find out that there will be a tax holiday next year.


How Does the Market Feel About This?
This is Poor Inventory Control
Greenlight Capital, Inc.®
10

In some ways, the cash sitting unused year after year is analogous to having an inventory problem.

The opportunity cost of trapped foreign cash is very high. The money sits earning only a small amount of interest and generates a return less than inflation. Like decaying inventory, the real value of the cash decays a little bit every day.

Even worse, the return is far below the cost of capital. For companies with all-equity balance sheets, the cost of capital is particularly high, because expensive equity capital supports both the business and the foreign cash.

Finance theory suggests that an unlevered or net cash balance sheet should be rewarded with higher P/E multiples. In practice, the market assigns a discount for this level of overly conservative long-term capital management.

Not only does the cash earn a return below the cost of capital, it is evident that future profits will probably also be reinvested at a low return. As a result, the market not only discounts the cash sitting on the balance sheet, it also drives down the P/E multiple due to the anticipated suboptimal re-investment rate for future cash flows.



Not All Tech Companies Hoard Cash
Some are Friendly to Shareholders

○ Operate with net debt

○ Return majority of free cash flow
   to shareholders via dividends
   and repurchases

Return of Capital as % of FCF

While cash hoarding is prevalent in the tech industry, it isn't practiced universally.

Consider Texas Instruments and IBM.

Both have net debt, illustrating that large tech companies can operate with debt.

Both return the majority of free cash flow to shareholders via dividends and repurchases.



The Market Rewards Good Stewardship
Friends… and Frenemies

2013 P/E Multiples, Net of Cash

Legend: Friends of shareholders, Frenemies of shareholders

Greenlight Capital, Inc.®   12

Though one can find convenient examples for buybacks and dividends being bad for the share price, *failing* to return excess cash in the face of a low multiple usually depresses share price and valuations further.

IBM and Texas Instruments are considered shareholder friendly and are rewarded for their behavior.

You can see that they have better P/E multiples net of cash despite expected earnings growth rates comparable to peers with excessive cash balances.

IBM is a mature business with little to no revenue growth, is dependent on acquisitions and has debt on its balance sheet. Even so, because it is seen as shareholder friendly through continued reductions in the share count, it trades at a premium multiple and even attracted Warren Buffett. IBM gets a higher value, in part, because it cares about its shareholders.

In contrast, cash-rich balance sheets have led to poor P/E multiples.

And then we have the story of Dell, which has the lowest P/E of all.



Dell's Cash as Described to Shareholders
The Shareholder in the Dell

Cash trapped offshore

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Needed for acquisitions

Dell's Go-Private transaction exposes the disingenuous nature of the cash hoarding rationalizations.

Last year, we were large shareholders of Dell. We were told that foreign cash couldn't be repatriated, and that domestic cash needed to be saved for strategic acquisitions, financial flexibility and tough times.

We found their attitude toward capital allocation to be so unappealing that we sold the stock. We suspect that we weren't the only shareholders who were frustrated. The frustration helped depress the stock.





Dell's Cash as Described to Buyout Partners
The Management Buyout in the Dell
Bring it on home!
Look under the couch cushions!
Greenlight Capital, Inc.®
14

Michael Dell probably didn't mind the stock falling. For him, it created an opportunity. Now, he wants to take Dell private and voilà! The balance sheet will be fully utilized to finance his purchase of the company. Dell's cash-rich balance sheet will become a leveraged balance sheet. At least some of the untouchable foreign cash – take a deep breath – is set to be repatriated.

In other words, management's action shows that when it's *our* money, it needs to be held conservatively and reserved for "strategic flexibility." But when it's *their* money, they don't need so much rainy day cash and they'd like to see the balance sheet working harder to generate the maximum return on their equity.


A Word About Growth Companies
Cash Distributors Can Be Great Growth Businesses For Decades
Silicon Valley Myth:
A company that makes more money than it can effectively reinvest isn't a growth company.
Reality:
"Innovation has nothing to do with how many R&D dollars you have."
– Steve Jobs, Fortune, November 9, 1998
Coca-Cola
IBM
Greenlight Capital, Inc.®
15

Let's debunk a myth about growth companies.

Cash hoarders looking to rationalize their hoarding like to postulate, "If you distribute cash to shareholders, doesn't that signal that you are no longer a growth company because you have no good use for the cash?"

My first thought is, doesn't letting tens of billions of dollars accumulate on the balance sheet for years on end also reveal an inability to find good use for the cash?

My second thought is that the better the business, the more likely it is to generate more cash than it needs. The excess cash reflects the success of prior investments, which were made in the hopes of generating a lot of profits. When a business doesn't require every penny to be reinvested, it doesn't mean the business can't grow. It just means that the growth of the business is limited by something other than cash.

Some businesses are very capital intensive. For those businesses, growth correlates closely with their ability to invest in fixed assets and working capital to fund expansion. Other businesses are not capital intensive. Their growth is limited by their ability to find customers or to innovate. Most successful IP-driven businesses earn cash in excess of reinvestment needs even during periods of strong growth. Their investments have more to do with brains than money.

As Coke and IBM have shown for decades, cash distributors can still be great growth businesses.


What About Apple?
War chest?
Overseas cash?
Discounted P/E?
Domestic/Foreign Cash as a Percentage of Market Cap
22%
10%
67%
Domestic Cash
Foreign Cash
Greenlight Capital, Inc.®
16

So let's look at Apple:

War chest? More like a war vault. Apple has by far the largest cash pile – $137 billion and growing rapidly. Its cash represents nearly a third of its market cap.

Overseas cash? Most of Apple's cash – $94 billion or 69% – is now offshore and would require paying taxes to be brought onshore. That's in addition to the other $43 billion it's holding domestically.

Discounted P/E? Apple trades at an exceedingly low P/E – approximately 10x current earnings and 7x net of the cash.

When a third of your market cap is in cash, it means that two thirds of the price is the high-earning operating business, and one third is the under-earning cash balance.


What About Apple?
You kind of want to manage it like you're in the dairy business. If it gets past its freshness date, you have a problem.
– Tim Cook, on inventory
Greenlight Capital, Inc.®
17

Tim Cook has been quoted as saying that inventory in his business loses between 1% to 2% of its value every week.

Think for a moment of the cash portion of Apple's market capitalization as non-productive inventory that's accumulating at an increasing rate. Now consider the cost of that 'inventory'.

Apple's balance sheet is all equity. This means that both the business and the growing cash pile are entirely supported by high cost-equity capital.

Assuming a 10% cost of equity, the opportunity cost of the trapped foreign cash is $9.4 billion per year and growing. The opportunity cost of the domestic cash is an additional $4.3 billion. Combined, that is more than $14 per share in EPS.

Apple can unlock value by either deploying the cash productively, returning the cash to shareholders, or lowering the cost of its capital that is supporting the cash pile.





Returning Money to Shareholders
Four Conventional Models
One-time Cash Distribution
One-time Stock Repurchase
On-going Stock Repurchase
Increase the Dividend
Greenlight Capital, Inc.®
18

Apple has a number of ways it can return cash to shareholders.

Let's look at 4 conventional alternatives:

A one-time special distribution of excess cash;
A one-time stock repurchase using excess cash;
A plan to use future cash to repurchase stock in the future; and
An increase in the common dividend.

Of course, it could do a combination of more than one of these, but for today’s purpose let’s look at them as separate options.

How Much Cash is There?

○ We made some basic assumptions in order to run through potential scenarios of what Apple *could* do:

– Apple could repatriate and pay taxes on current offshore cash of $94 billion

– We assume a $20 billion war chest reserve to preserve flexibility

$ (billions)	
Foreign Cash	94
Tax payment for repatriation	(33)
Net foreign cash	61
Total domestic cash	43
Reserves	(20)
Free domestic cash	23
Total Cash Available	**84**

Greenlight Capital, Inc.®   19

To do a one-time dividend or a large one-time share repurchase, it's good to know how much cash is available. Apple currently has $137 billion in cash, $94 billion of which is offshore.

In these scenarios, we assume Apple brings all its foreign cash back to the U.S. and pays the taxes for repatriating the funds. With $94 billion in foreign cash taxed at 35%, there is $61 billion of cash brought home. Add the existing $43 billion of domestic cash for a total of $104 billion available. Please note we are not advocating that Apple repatriate its foreign cash; in fact our proposal later on will show Apple does not need to do this.

Obviously, Apple isn't going to deplete its cash reserves to zero, so we made some assumptions about a large cash reserve. We sought to pick a number that we felt would be more than sufficient for a rainy day fund. We took one year's worth of operating expense and capex less depreciation, and came up with $20 billion. This along with its ongoing franchise should leave Apple well positioned to execute its business plan, including acquisitions.

While some have suggested that Apple could raise additional cash by selling debt, we believe that Apple is highly debt averse. Even asking it to reduce the cash balance to $20 billion is probably not realistic, but for the sake of this example we believe it is a reasonable number. That leaves $84 billion in free cash to use for a one-time dividend, or a one-time self-tender offer for its shares.

One-Time Dividend

- A one-time special dividend of $89 per share
- Assume a constant P/E on the remaining earnings

Cash available for distribution ($ billions)	$84
Shares outstanding (millions)	945
Distributable cash per share	$89

Value unlocked: **Up to $89** per share

Greenlight Capital, Inc.® 20

A one-time dividend of the $84 billion in cash would come out to $89 per share of Apple common stock.

To figure out how much value this would unlock, one has to guess how much credit the market already gives Apple for the cash. If the market gives it no credit, then the dividend is found value, which means the dividend would unlock the whole $89 per share. However, to the extent the market already gives Apple some credit for the cash, the amount unlocked would be reduced.

There is no way to know for sure how much credit the market gives, so there is no way to know how much value will be unlocked. But the range is no less than zero and no more than $89 per share.

The caveat is that to the extent that this would reflect Apple adopting a better capital allocation policy such that cash and future cash aren’t trapped indefinitely, the market might reward Apple with a higher P/E ratio.

We have two thoughts in this regard. First, if the change of capital allocation is done begrudgingly, the market will be less likely to give credit for recurring improvement. We think we saw that with Microsoft’s large special dividend a few years ago. Second, the benefit from a higher P/E due to a more shareholder-friendly attitude is available to Apple in each of the scenarios we will review today.

As we compare scenarios, you can build in whatever multiple expansion you think is right for a more shareholder-friendly capital allocation and apply it to each scenario.

The only scenario that won’t improve the market sentiment on Apple is, of course, the status quo.

Large One-Time Share Repurchase

Cash available for repurchase ($ billions)	$84
Average repurchase price per share	$600
Number of shares repurchased (millions)	140
% outstanding shares	*15%*
Current shares outstanding (millions)	945
Less shares repurchased	(140)
Pro forma shares outstanding (millions)	805

Let's look at a second option: a one time $84 billion share repurchase.

To get this all done at once, we assume a tender at $600 per share. This way all the shareholders would benefit the same by tendering their pro-rata share. One could try a lower price, but it doesn't affect the outcome very much.

Under this plan Apple could repurchase 140 million shares or about 15% of the outstanding shares, leaving 805 million shares outstanding.

Large One-Time Share Repurchase

FY 2013E Net income ($ billions)	$42.5
Pro forma shares outstanding (millions)	805
Pro forma EPS	$53
Post-deal P/E multiple	10.0x
Pro forma Apple share price	$528
15% sold at $600 plus 85% of shares at $528	$539
Current stock price	$450
Value unlocked	**$89**

15% fewer shares means 17% higher earnings. You can see that EPS goes from $45 to about $53.

We assume that the P/E stays constant on the higher earnings so the post-tender value is $528 per share.

When you blend the $528 per share on the 85% of remaining shares with the 15% of shares that are tendered at $600, you get a combined value to shareholders of $539 per share.

In this scenario, Apple unlocks up to $89 a share in value. To the extent that the market is already crediting Apple for the cash, the P/E post repurchase will shrink, and the amount unlocked would be lower.

Just like the one-time dividend, this plan will unlock between $0 and $89 per share. The large repurchase is a more tax-efficient way for shareholders to get to the same place.

Large On-Going Share Repurchases

Assumptions

o Apple spends 100% of free cash flow after dividends on stock buyback

o Total cash on the balance sheet is held constant at $137 billion

o Domestic cash is used before foreign cash

o Starting in mid 2014, foreign cash is needed and used (repatriated)

o Use of foreign cash increases Apple's tax rate from 25% to 35%

In the next alternative, Apple could keep its current cash balance, but use all of its future free cash flow generation to buy back stock.

In this example we maintain the current dividend and freeze the cash on the balance sheet at $137 billion.

To fund the repurchase, we assume Apple uses its domestic cash until it runs out. Then it switches to foreign cash, which will require it to pay taxes as needed in order to execute the repurchase program and keep overall cash flat.

Large On-Going Share Repurchases

$ (billions)	9 months ended 9/30/13	FY 2014	FY 2015
Forecast cash flow	24.0	50.1	53.4
Tax on repatriated cash	-	1.6	7.0
Free cash flow	24.0	48.5	46.4
Domestic cash	25.1	0	0
Foreign cash	112.0	137.1	137.1
Total cash	137.1	137.1	137.1
Dividends	7.2	9.0	8.4
Repurchases	**16.8**	**39.5**	**38.0**
Total return of capital	24.0	48.5	46.4

For forecasting purposes, we use current consensus estimates.

Here's what the numbers look like over three years:

When Apple pays out 100% of its future cash flow, it depletes its domestic cash sometime in 2014. Foreign cash continues to build until then, at which point it is used in the repurchase program and needs to be repatriated. That causes Apple's tax rate to go up, which drives free cash flow lower in 2015.

Large On-Going Share Repurchases
Lower Share Count Drives Accelerated Earnings Growth

	2013	2014	2015
Net income before repurchases	$42.5 B	$48.5 B	$ 52.8 B
Shares outstanding before repurchase	945	945	945
EPS before repurchase	$45	$51	$56
Repurchases	$16.7 B	$39.5 B	$38.0 B
Average repurchase price per share	$525	$604	$694
Shares repurchased (millions)	32	65	55
% Outstanding shares	**3%**	**7%**	**6%**
Pro forma net income	$42.5 B	$46.8 B	$45.8 B
Pro forma shares outstanding (millions)	913	848	793
Pro forma EPS	$47	$55	$58
% Accretion	**3%**	**8%**	**3%**

We think that announcing a program of repurchasing stock with all future free cash flow would unlock value. It would signal a more shareholder-friendly capital allocation, faster earnings growth, and confidence in the business.

Calculating the value is harder, because it is sensitive to the share price assumption. Unless Apple's valuation expands dramatically – which would be a good problem – Apple should be able to buy back about 6% of its shares each year in this case.

We think Apple shares would immediately re-rate by 10-20%, as the market would price in a lower share count and higher earnings in 2015. While the EPS accretion would lag the share reduction due to the higher tax rate, we would expect some multiple expansion on the fully taxed earnings in reaction to the more shareholder-friendly policy.

We assume an immediate 17% stock price bump followed by 15% annual appreciation. For the purpose of calculating comparisons to other ideas, we estimate that this plan will immediately unlock about $75 per share with more to come.



Doubling the Dividend

Stock will move substantially and trade to a dividend yield

Reality:

AT&T	5.1%
Altria	5.0%
Verizon	4.6%
Intel	4.3%
Merck	4.0%

Wisdom:

More often than not, a substantial dividend increase at best puts a floor under a stock

There is a conventional view that if Apple wants to return money to shareholders, the best way to do so would be through a large dividend increase. In fact, that is the direction Apple took last year when it initiated a $10.60 annual dividend.

The conventional hope is that the stock would move up substantially and trade to a *quote* "dividend yield."

The reality is that equity investors value companies using a number of metrics that have little to do with the common dividend yield. In our experience, for the dividend yield to be the primary support for the stock price, it has to be rather high. There are a number of blue chip companies trading at more than a 4% dividend yield, some of which we show on the slide.

Doubling the Dividend

o If Apple doubled its dividend to $21.20 per share:

Pro Forma Dividend Yield	4.00%	4.25%	4.50%
Pro forma share price	$530	$499	$471
% premium to current	*18%*	*11%*	*5%*
Implied P/E	11.8x	11.1x	10.5x

o A stock with a low P/E that raises its dividend often remains a low P/E stock with a more attractive dividend

We believe that equity investors have to look to a wide range of valuation metrics and business issues when valuing the common stock. The equity market is more interested in Apple's total earnings, and the business issues that drive those earnings:

Will the company maintain market share and operating margins? Will they beat earnings estimates? What new products will they introduce?

These issues will most likely dictate the common equity valuation and trump the dividend yield metric.

Often when a stock with a low P/E introduces or raises its dividend, it just becomes a stock with a low P/E and an attractive dividend.

"The innovation is so deeply embedded in Apple's culture… It's deeply embedded in the values -- it's in the DNA of the company. And so I feel fantastic about it. There's no better place for innovation."
- Apple CEO, Tim Cook
Greenlight Capital, Inc.®
28

Now that we have evaluated the four conventional means of distributing money to shareholders, let's take a step back and consider Apple's history.

Apple was once in a hole so deep, it had to go to Microsoft for money.

Apple innovated its way out. It innovated in hardware, in software, in retail, and in supply chain management. And the strength of that innovation has left it in the fortunate position of sitting on $137 billion in cash and growing.

But when a third of the value of the company is cash, managing it requires the sort of attention one would normally reserve for operating the business. And in contrast to the rest of Apple's business, where innovation is the norm, Apple's attitude toward managing its cash has been exceedingly non-innovative. It's the one place where Tim Cook's predecessor was adamantly opposed to innovation.

Like Apple, we agree that one should take a conservative approach to managing cash. Fortunately, being conservative and being innovative are not always at odds with one another.

Our View of Apple's Capital Structure Priorities

○ Maintain complete flexibility to pursue innovation

○ Execute a disciplined acquisition strategy

○ Set aside cash for more than 40 days of rain

○ Remain debt-free

○ Delay repatriating cash until the tax laws change

So let's consider Apple's priorities:

Apple wants to be able to continue to innovate and pursue its business strategy without having to rely on Wall Street. It wants the flexibility to pursue acquisitions both large and small. Under no circumstance does Apple want to put itself in jeopardy. The clearest way to do that is to remain cash-rich and debt-free. And that is just what Apple has done.

And though Apple might not have considered it possible, we have a solution for unlocking value for shareholders that allows it to have its cake and eat it too.



Apple Shareholder Value

We have developed a brand new capital markets product that offers Apple a chance to creatively maximize value for shareholders while at the same time hold on to its cash to pursue its existing business strategy.

In addition, Apple can capture a new demographic that it currently doesn't serve: investors looking for safe, recurring income.

The product may seem complicated or uninteresting, but we are going to show you how simple and exciting it is.

Here is the product that Apple doesn't yet know it needs…

Introducing…
iPrefs


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iPrefs

Introducing… iPrefs, a perpetual preferred stock solution.

iPrefs are Perpetual Preferred Stock
Investopedia defines Perpetual Preferred stock:
A type of preferred stock that has no maturity date
The issuers of perpetual preferred stock will always have redemption privileges on such shares
Issued perpetual preferred stock will continue paying dividends indefinitely
Greenlight Capital, Inc.®
32

iPrefs are a creative way to unlock significant value for shareholders in publicly traded cash rich technology companies.

What is a perpetual preferred stock?

It's a stock the pays quarterly dividends literally forever.

It has no maturity.

While Apple would have the right to redeem it at face value, we don't expect them to ever do so.

How Do iPrefs Work?

o Each iPref has a face value of $50

o Each iPref pays a 4% annual dividend payable quarterly ($2 annually)

o For every share of Apple common stock you own, you will get one or more iPrefs at no cost to you

o You can keep it or sell it in the market – iPrefs will be listed and trade independently from Apple common stock

  

$50 face value   **4% dividend**   **Listed**

An iPref is a share of perpetual preferred stock. It has a face value of $50, and pays a dividend of $2 per year.

Apple can distribute iPrefs, tax-free and at no cost, to existing Apple shareholders.

Though Apple can redeem them for their face value, shareholders should not anticipate getting the $50 from Apple. Theoretically, if Apple is ever wound down, iPref holders would receive $50 each before common shareholders receive anything. But no one should expect either of those two things to happen.

What iPref holders should expect is to receive $0.50 a quarter in dividends, every quarter, forever. The iPrefs will be registered and listed. When Apple shareholders receive them, they can either keep them for the future dividends or sell them into the market. We believe that the iPrefs will trade at approximately face value, subject to future changes in long-term interest rates.

Start Small

For every 1 of these	You are issued 1 of these
	

- For every share of Apple common stock you own, you will get one $50 iPref with a $2 annual dividend

- One iPref for each of the 945 million shares of common stock outstanding totals $47 billion of iPrefs distributed

As this is a new concept, we would recommend that Apple start small. We thought distributing $50 billion worth of iPrefs would be a good number, but with 945 million shares outstanding, that meant that for each share of common stock, a shareholder would receive 1.06 iPrefs. To simplify the math, we suggest they distribute $47 billion worth of iPrefs, which neatly works out to one iPref per share of common stock. At that size, Apple would pay $470 million in quarterly dividends to iPref holders.

The purpose of starting small is to give the market an opportunity to develop and stabilize. Initially, there may be an imbalance between the demand for iPrefs and Apple shareholders that don't wish to keep the iPrefs, because current Apple shareholders – including us – are mostly interested in Apple's growth and the capital appreciation of the common stock.

The iPrefs should attract a different investor base that is interested in safe income. For them, a 4% payment stream from Apple, in a highly liquid security, taxed at the favorable dividend rate will be very enticing. Over time, we expect that there will be strong demand for iPrefs from this group, which will enable Apple shareholders who wish to sell to receive a good price.

Starting small will enable the market for iPrefs to develop and for Apple to evaluate the success of the idea before proceeding to making a larger commitment to the iPref program.

iPrefs Should Yield About 4%
Fed policy of zero interest rates creates enormous demand for safe income
There are no other large preferred issuers of equal quality
Microsoft and IBM long-dated debt yields less than 4%
iPref dividends are taxed at a lower rate than interest income
Size will matter – but not that much...
iPrefs will be a very high quality instrument
Greenlight Capital, Inc.®
35

As a result of the Fed’s Zero Interest Rate Policy, there is a widespread need for safe income. There are very few high-quality corporate issuers that offer sizable amounts of safe, income-paying instruments, and there are none that approach Apple's quality. It is a little hard to find good comparisons to demonstrate how the iPrefs will trade. Most preferred stocks are issued by highly leveraged financial institutions.

As for technology borrowers, Microsoft 30-year AAA rated paper yields 3.9%. IBM 30-year AA- rated paper yields the same as Microsoft. We think Apple should at least be comparable to those.

On a pre-tax basis, Apple’s 4% preferred would offer a 80 basis point credit spread to 30-year U.S. bonds and a small spread to very high quality corporate bonds.

The iPref dividends will be taxed at the lower dividend rate. Taxable investors, on an after-tax basis, would earn 1.3% more than government bonds and about 0.9% more than high quality corporate bonds.

When Apple initially distributes the iPrefs, they might trade a bit cheaply at first, as this will be a large issue and many common shareholders that aren’t interested in safe income will look to sell. But over time, the size might turn into a benefit because the iPrefs should be highly liquid and could even garner a liquidity premium and serve as a benchmark.

Obviously, if Apple issued a very, very large amount, the market would demand a higher yield. However, nothing we are suggesting today would approach that level. We expect the market to accept the iPrefs as a premium quality instrument.


Who are the Buyers for iPrefs?
Institutional Fixed Income Funds
Individual Savers
Pension Funds
Endowments
Insurance Companies
Greenlight Capital, Inc.®
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This opens up a whole new market for Apple.

Right now, there is a great demand for yield.

For savers across the country, this product is desperately needed. To receive a 4% income yield from someone who simply won't fail is quite exciting relative to, say, buying a CD.

And we know what the company that created iTunes thinks about the value of buying CDs.

We've introduced the idea of iPrefs and explained how they work. Now we're going to get into some of the math to show you how much value Apple can unlock, and how this compares with the other options.

While the concept of iPrefs is simple, some of the math can get a little hard to follow in this kind of format. We're going to do our best to keep it as simple as possible.

iPrefs Impact the Common Stock

- iPref dividends reduce Apple net income and EPS available to the common stock

- Constant P/E multiple x Adjusted EPS = Estimated price of Apple common stock after Apple distributes iPrefs

	$ billions	$ per share
Apple net income	42.5	$45
Less: iPref dividends	(1.9)	($2)
Pro forma net income	40.6	$43
Constant P/E multiple		10.0x
New Apple price per share		$430
Current price per share		$450
Change in price per share		($20)

Once the iPrefs are distributed for free to existing shareholders, they have an on-going dividend which Apple must pay out. In the example of a $47 billion iPref distribution, the annual dividend payment by Apple is about $1.9 billion.

Of course iPref dividends reduce the income available to the common shareholders. As a result, consensus estimates that Apple will earn about $45 per share would be reduced by $2 per share to take into account the iPref's dividends.

This means Apple would now earn about $43 per share.

If you apply a constant P/E multiple on the new Apple earnings, Apple common stock would have a new price of $430 per share versus the current $450 per share. That's a reduction of $20 dollars in the price of the existing Apple common equity.



How iPrefs Work

Apple Common Stock
$45 Earnings Per Share
$145 Cash Per Share
10.0x P/E = $450 / Share

Tax-Free Distribution

Apple iPref
$47 billion Face Value (liq. pref)
$1.9 billion Dividend Annually
Trading Price (4% yield)
$50

+

Apple Common Stock
$43 Earnings Per Share
$145 Cash (still)
10.0x P/E = $430 / Share
$430

Current Value = $450

Total Value = $480

Although the value of the common equity is now lower, if you add the value that the shareholder gets from the iPrefs he receives, the total is a net gain.

In the example of a $47 billion iPref issuance, the holder of one share of Apple common stock receives an iPref worth $50, which is added to the new value of the common stock, which is $430. That's $480 of total value which is $30 higher than the current stock price.

Distributing Additional iPrefs

○ Once the market establishes a price for iPrefs, Apple can distribute more iPrefs to reward common shareholders

○ As Apple continues to grow, it can distribute even more iPrefs

○ Distributing a total of 5 iPrefs per common share would be the equivalent of almost "doubling the dividend"

 

Once the market establishes a trading price for iPrefs, assuming that it approximates our expectation, Apple can roll out the program and reward common shareholders with additional distributions.

Every time the Board determines that Apple can increase its annual dividend capacity by $2 billion, it can distribute an additional iPref for each common share. Once Apple distributes a total of 5 iPrefs per common share, it would have a commitment similar to doubling the current common dividend.

Given Apple's current financial position, we believe this would be an appropriate near-term goal. While iPref distributions combined with the existing dividend would exceed Apple's domestic free cash flow, we estimate that Apple could fund iPrefs from domestic cash flows and the existing domestic cash balance without ever needing to repatriate foreign cash, assuming Apple achieves consensus forecasts.

iPrefs Impact the Common Stock

Math on distributing 5 iPrefs per Apple common share:

	$ billions	$ per share
Apple net income	42.5	$45
Less: iPref dividends	(9.5)	($10)
Pro forma net income	33.0	$35
Constant P/E multiple		10.0x
New Apple price per share		$350
Current price per share		$450
Change in price per share		($100)

Here is the math on distributing 5 iPrefs per Apple share. It shows the reduction in net income available to the common stock and earnings per share.

Distributing 5 iPrefs per Apple common share results in $9.5 billion in additional dividends or $10 per common share.

This reduces Apple's earnings per share from $45 to $35. At a constant P/E multiple of 10.0x, the new Apple price is $350 or $100 less than the current price of $450.


How iPrefs Work
Tax-Free Distribution
5 Apple iPrefs
$236 billion Face Value (liq. pref)
$9.5 billion Dividend Annually
Trading Price (4% yield)
$250
+
Apple Common Stock
$45 Earnings Per Share
$145 Cash Per Share
10.0x P/E = $450 / Share
Apple Common Stock
$35 Earnings Per Share
$145 Cash (still)
10.0x P/E = $350 / Share
$350
Current Value = $450
Total Value = $600
Greenlight Capital, Inc.®
41

Again, even though the value of the common equity is now lower, the combined value to the shareholder is a net gain.

In the example of a $236 billion distribution of 5 iPrefs per common share, the holder of one share of Apple common stock receives $250 worth of iPrefs and still has the common stock, worth about $350 per share. We expect the total value to be about $600 per share, or $150 higher than the current stock price today.

Compare this to Raising the Dividend

5 iPrefs per common share

- $236 billion iPrefs issued
- 4% dividend: $9.5 billion
- Total value: $600 / share

$150 / Share Unlocked

Raising Common Dividend by $9.5 billion

- Current $10 billion in dividends: $10.60 per share dividend
- $19.5 billion in dividends: $20.60 per share dividend
- $20.60 at 4% yield: $515 stock price

$65 / Share Unlocked

Dollar for Dollar, iPrefs Unlock Much More Value than Common Dividends

Greenlight Capital, Inc.®   42

Let's compare iPrefs to the conventional idea of nearly doubling the dividend. We can see that for the same incremental distributions, iPrefs will unlock much more total value. If Apple distributed 5 iPrefs per common share, it would cost $9.5 billion in annual dividends. We just showed why we think that would unlock $150 per share in value.

Compare that to Apple adding the same $9.5 billion to the annual common dividend, which would bring the dividend to $20.60 per share. As we discussed, dividend yields on common stock are just one factor that common shareholders look to. We believe that for the dividend to be a primary value driver for Apple's common stock, it would have to yield 4%. On that basis, Apple would trade at $515 per share, or about $85 less than the iPref solution. In order for Apple to reach the same $600 value, the increased dividend would have to drive the shares to a 3.4% yield.

Incidentally, under the iPref program we are assuming that the common stock continues to receive a $10.60 dividend or almost a 3% yield based on the $350 value.

iPrefs Would Be Very Safe, Even at This Scale

o Apple would still keep its $137 billion of cash

o Dividend payout ratio is key

o Free cash flow more than covers the iPref dividends

o Difficult to envision Apple burning cash or losing money

Ratio of iPrefs : Common Stock	1:1	5:1
iPrefs issued ($ billions)	$47.2	$236.3
iPrefs dividends paid by Apple	$1.9	$9.5
Apple free cash flow	$45.0	$45.0
iPref dividend payout ratio	**4%**	**21%**
Total cash on balance sheet	$137.1	$137.1
Years worth of iPref dividend payments	**73**	**15**

Remember that the issuance of the iPrefs doesn't require Apple to actually use any of its existing $137 billion of cash. Thus even a very large issuance of iPrefs preserves Apple's financial flexibility and wouldn't pose any great financial risk to the company.

iPref holders will be most concerned about Apple's ability to continue paying the 4% dividend. Apple has $137 billion of cash and earns over $40 billion a year (and it is all cash). At our case of a $236 billion preferred with a 4% dividend, it is a $9.5 billion annual commitment. On that basis, Apple would pay out less than a quarter of its earnings and will have 15 years of iPref dividends sitting on the balance sheet in cash.

We think Apple could eventually support even more iPrefs without harming the required yield.

What Happens If They Don't Pay the Dividend?

- o No default and no bankruptcy

- o Distributions to the common stock would be halted

- o Dividends accumulate and must be restored before common stock dividends restart

- o After multiple dividend misses, preferred shareholders can demand board representation

iPrefs are equity, not debt. There is no such thing as a default. The company has the option to cut the dividend, just like it can cut a common dividend, which of course would send a negative message to the market. But aside from that, cutting the dividend just means that there can't be additional payments or distributions to the common stock until Apple catches up on dividends to the iPrefs. While this scenario is unlikely, it is important to understand that there are no circumstances where issuing iPrefs puts the company at risk of failure.

Apple Keeps the Cash

o Complete strategic flexibility

o No repatriation

o Lower cost of capital

o No debt

o No default risk

o No refinancing risk

o No balance sheet risk



The important benefit of iPrefs is they don't interfere with whatever Apple's business plan is. Because the cash doesn't go out the door, Apple is free to invest it. Some have speculated whether the money is for a large acquisition or a series of acquisitions.

We don't know what Apple's plans are, but iPrefs don't interfere with using the existing cash hoard. If they want to do acquisitions, they can do acquisitions.

If Apple wants to keep its cash overseas, it can still do that.

If Apple wants to make one-time or recurring dividends or share buybacks, it can still do those things.

iPrefs will lower Apple's cost of capital, thereby reducing the opportunity cost of holding cash and increasing Apple's financial flexibility.

We know that the company is debt averse. iPrefs are a form of equity, not debt. They have no maturity and no refinancing risk or default risk, so the business itself is never put at risk.

Shareholders Receive the Value

- Value unlocked
  - iPref shareholders get safe income
  - Common shareholders get Apple's future growth
- Tax efficient
- Liquid interest rate benchmark
- Easily tradable
- No balance sheet risk



While Apple wants to keep its cake, the shareholders get to eat it, too. The iPref program will enable the shareholders to recognize the value in the balance sheet. By splitting the value between income-oriented investors who will want the safe dividend, and common shareholders that wish to participate in the increased value of the enterprise, the market will reward Apple shareholders with a higher blended multiple of earnings. Even so, to be conservative, we have not assumed any expansion of the P/E multiple on the common equity.



"In theory there is no difference between theory and practice. In practice there is."

- Yogi Berra

Some have wondered if this isn't just financial engineering, if you don't change Apple's profits, how can you unlock value?

Let me clear about what our idea does and doesn't do.

Of course iPrefs would not increase what academics refer to as the intrinsic value of Apple. This is because the concept of *intrinsic* value presumes that the cash flows generated by the enterprise are optimally financed so as to minimize the firm's cost of capital. It presumes that the company will access all available financing sources – equity, fixed income, or otherwise – to minimize its cost of capital, and therefore maximize the valuation of its cash flows.

In practice, most publicly traded companies are appropriately capitalized, and consequently trade at market valuations commensurate with their so called intrinsic values. This particular idea would not help most companies.

But Apple is different. Apple is not appropriately capitalized. It is not minimizing its cost of capital. This is one reason why we believe Apple's shares trade at a valuation well below its intrinsic value.

Apple has now established itself as a phenomenal franchise, with a sustainable earnings stream that generates cash every day. The fixed income capital markets are quite available to Apple if it simply chooses to access them. By creating iPrefs, Apple will immediately reduce its cost of capital from the top quartile of the market, where it sits today, to the bottom quartile of the market, where it deserves to be. This would allow Apple's shares, in practice, to appreciate towards their intrinsic value.

And what does Apple's management give up? Nothing. They would just be making explicit a promise that we believe they are already making implicitly, which is that all of Apple's cash is to be used in a disciplined fashion and none of it is to be "played" with. By making this promise explicit, we suspect Apple management would be doing nothing new, except now they would get credit for it in the capital markets.

iPrefs are Best for Shareholders

	Special Dividend	One-Time Repurchase	On-Going Repurchases	Double the Dividend	5:1 iPrefs
Cash or Pfd Payout	$89	N/A	N/A	N/A	$250
New Stock Price	$361-450	$539	$525	$471-530	$350
Total Value	$450-539	$539	$525	$471-530	**$600**

Let's compare iPrefs to the conventional alternatives for the purpose of calculating unlocked value.

The range of outcomes is pretty wide. We can see most of the numbers fall in the low 500s of total value. Depending upon how much credit the market is currently giving Apple for its cash, the outcomes for increasing the dividend could be even lower than that.

At $600 of total value, iPrefs unlock $61 per share more than the second best alternative.

You can see that quantitatively, iPrefs give Apple shareholders the greatest benefit.

As reviewed earlier, we only assume P/E multiple expansion in the cases of the ongoing repurchases and doubling the dividend.

If iPrefs lead to a higher P/E multiple, then the disparity will be even greater.

iPrefs are Best for Apple

	Special Dividend	One-Time Repurchase	On-Going Repurchases	Double the Dividend	iPrefs
Preserves Balance Sheet Cash	✗	✗	✔	✔	✔
No Repatriation	✗	✗	✗	✔	✔
Unlocks Value	✔	✔✔	✔✔	✔	✔✔✔

Qualitatively, we think iPrefs are best for Apple. An iPref program uniquely allows Apple to maintain complete flexibility to pursue innovation, execute its disciplined acquisition strategy, set money aside for more than 40 days of rain, remain debt-free, and delay repatriating cash until the tax laws change.

They get to do all this, and at the same time, reward shareholders in a big way.

Apple on Innovation
"We're supposed to be really good at this. That doesn't mean we don't listen to customers, but it's hard for them to tell you what they want when they've never seen anything remotely like it."
–Steve Jobs
Greenlight Capital, Inc.®
50

Greenlight has been an Apple shareholder since 2010. We're not just owners of the stock, we're owners of their products. We want them to keep innovating, and to keep designing products that we can't imagine ever having lived without. We would never think of suggesting anything that could interfere with them doing that.

We know they embrace innovation and can recognize it when they see it, even if it isn't the kind of innovation people usually think of when they think of Apple.

We hope Apple agrees with us when we say that iPrefs are an innovative idea whose time has come.

Proposal No. 2 is an Impediment to iPrefs

○ On January 7, 2013, Apple filed its 2013 Proxy. Proposal No. 2 eliminates preferred stock from Apple's Articles of Incorporation:

This corporation is authorized to issue ~~two classes~~one class of shares designated ~~respectively~~ "Common Stock~~" and "Preferred Stock."~~," par value $0.00001 per share. The number of shares of Common Stock ~~which~~that this corporation is authorized to issue is 1,800,000,000. ~~The number of shares of Preferred Stock which this corporation is authorized to issue~~ is 5,000,000.

○ The Proxy stated the following reason for the elimination:

"The Board **does not intend to issue preferred stock in the future** and believes that it is appropriate to eliminate this provision from the Articles."

○ Vote AGAINST Proposal No. 2 and tell the Board you want iPrefs!

Greenlight Capital, Inc.®   51

Apple filed its proxy in early January, and we were surprised to see Proposal No. 2, which eliminates the ability for the company to issue preferred stock.

We had discussed with the company in the middle of last year our innovative proposal for perpetual preferred stock, which their CFO dismissed for several reasons we did not deem substantive.

In the last week, Mr. Cook has called the idea "creative," and said that Apple would study the proposal carefully. We look forward to meeting with Mr. Cook and his team shortly.

We continue to ask all shareholders to vote AGAINST Proposal No. 2, which will send a clear message to the Board that we are all dissatisfied with Apple's capital allocation policy. After all, the directors stated that the main reason for eliminating preferred stock from the charter was because they did not "intend to issue preferred stock in the future."

Now that Apple has announced that it will evaluate our idea, Apple's stated reason for the proposal is no longer true.

Vote Against Proposal No. 2

An "**AGAINST**" Vote Means

o Voting "AGAINST" preserves Apple's flexibility to pursue creative preferred issuances like iPrefs to unlock shareholder value

o Voting "AGAINST" reinforces the message to Apple that capital management matters very much to shareholders – This is a referendum on Apple's capital management policy

An "**AGAINST**" Vote Does **Not** Mean

o Voting "AGAINST" doesn't mean you are not for good corporate governance. Apple should not have bundled the decision on majority voting provisions with elimination of preferred stock

o Voting "AGAINST" doesn't mean you favor financial engineering over good business results

Greenlight Capital, Inc.®   52

There has been lot said about the corporate governance and shareholder rights aspects of Proposal 2.

Because Apple bundled multiple proposals together into a single vote, let me address each one separately. The first has to do with the majority voting of directors. We actually agree with this provision and we understand that several corporate governance groups have recommended supporting Proposal 2 for this reason.

Even though we support this idea, we don't think it will be harmful to vote against Proposal 2 because the Directors have already agreed to be bound by majority voting. If Proposal 2 fails, Apple can reintroduce it at the next shareholder meeting, where we would expect it to be approved. In the meantime, Apple will honor majority voting.

The second aspect has to do with eliminating preferred stock and blank-check preferred stock. While eliminating blank-check preferred stock may please shareholders that are highly focused on corporate governance, as a practical matter, there is no one in a position to take over Apple over the objection of the Board of Directors. The company is simply too large.

There has been some discussion about whether shareholders should have a say on our idea in the event that Apple wishes to go forward. Apple has said that, if it decides to pursue our idea, it will put it to a shareholder vote no matter which way Proposal 2 is resolved.

Of course, Apple can do this and we have no objection.

So, the bottom line is that regardless of how this vote comes out, if Apple decides to go forward with iPrefs, shareholders will have a say.

As a result, there is no practical downside to voting AGAINST Proposal 2.

So as a practical matter, we see the vote of Proposal 2 as a referendum on our idea. If you vote against Proposal 2, you will tell Apple and its Board that you agree with us and that Apple needs to improve its capital management. We recognize that some institutions that want to vote based on corporate governance will support Proposal 2. We ask that if you agree with us and are more interested in unlocking the value than in technical corporate governance points, that you vote against Proposal 2 so that your voice can be heard.

Now, we will open the call to questions. I want to thank everyone for taking time from your busy day to hear what I had to say today. Given the time I have already spent, we still have time for about 15 minutes of Q&A. Operator, please open the lines for questions.

Endnotes

Slide 4—Source: Greenlight calculations based upon each issuer's reported results in its most recently filed Forms 10-K or 10-Q and Bloomberg L.P. pricing data as of February 20, 2013.

Slide 6—Source: Bloomberg L.P.

Slide 8—Source: Greenlight calculations based upon each issuer's reported results in its most recently filed Forms 10-K or 10-Q.

Slide 11—Source: Greenlight calculations based upon each issuer's reported results in its Forms10-K or 10-Q for the time periods noted.

Slide 12—Source: Greenlight calculations based upon Bloomberg L.P. consensus estimates as of February 2013.

Slide 16—Source: Greenlight's estimates based upon AAPL's reported results in its Q1 2013 Form 10-Q and AAPL's foreign cash balance revealed in AAPL's Q1 2013 financial results call on January 23, 2013.

Slide 17—Source: Lashinsky, Adam. "The Genius Behind Steve" *Fortune* November 2008.

Slide 19—Source: Greenlight estimates and calculations. Tax payment is based upon highest applicable tax rate applied to the foreign cash balance revealed in AAPL's Q1 2013 financial results call on January 23, 2013.

Slide 20—Source: Greenlight estimates and calculations. Shares outstanding reflects the figures in AAPL's Q1 2013 Form 10-Q adjusted for Greenlight's estimate of dilution.

Slide 21—Source: Greenlight estimates and calculations.

Slide 22—Source: Greenlight estimates and calculations using a share price of $450. FY 2013E net income reflects Bloomberg L.P. consensus estimates as of February 2013.

Slide 24—Source: Greenlight estimates and calculations. Cash flow reflects Bloomberg L.P. consensus estimates as of February 2013. Tax is calculated based on current highest applicable tax rate.

Slide 25—Source: Greenlight estimates and calculations. Net income and EPS before repurchases reflects Bloomberg L.P. consensus estimates as of February 2013.

Slide 26—Source: Yield from Bloomberg L.P. as of February 20, 2013.

Slide 27—Source: Greenlight estimates and calculations.

Slide 28—Source: Presentation by Tim Cook at the Goldman Sachs Technology and Internet Conference, February 12, 2013.

Slide 34—Source: Greenlight estimates and calculations.

Slide 35—Source: Greenlight estimates and calculations. Yield figures reflect Bloomberg L.P. data as of February 20, 2013.

Slide 37—Source: Greenlight estimates and calculations using a share price of $450.

Slide 38—Source: Greenlight estimates and calculations using a share price of $450. Earnings per share reflects Bloomberg L.P. consensus estimates as of February 2013. Cash per share of AAPL common stock prior to special dividend is based upon AAPL's Q1 2013 Form 10-Q.

Slides 40 through 43—Source: Greenlight estimates and calculations as detailed in prior slides adjusted for a larger issuance of iPrefs.

Slides 44 through 46—Source: Greenlight assumptions.

Slide 48—Source: Summary of Greenlight estimates and calculations as detailed in prior slides.

Slide 50—Source: "Apple's One-Dollar-a-Year Man" *Fortune* January 2000.

Slide 51—Source: AAPL Schedule 14A filed on January 7, 2013.

Q&A